UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM”, “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

Resignation of Directors

On August 31, 2026, Mr. Kwok Wai Lui (“Mr. Lui”) tendered his resignation as an independent director, chairman of the compensation committee, and member of the audit committee and corporate governance and nominating committee of QMMM Holdings Ltd. (the “Company”), effective September 30, 2026. Mr. Lui has indicated his resignation is for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

On September 23, 2026, Mr. Bun Kwai (“Mr. Kwai”) tendered his resignation as an executive director, chairman of the board, and chief executive director of the Company, effective October 1, 2026. Mr. Kwai has indicated his resignation is for personal reasons and not as a result of any dispute or disagreement with the Company or the Board.

Following the resignation of Mr. Lui and Mr. Kwai, the Board has commenced a search process to identify qualified replacement directors to fill the vacancy created by Mr. Lui and Mr. Kwai’s departure. The Company expects to announce the appointment of replacement directors upon the completion of this process.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: October 5, 2026	By:	/s/ Ka Yee Chong
	Name:	Ka Yee Chong
	Title:	Director

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